Exhibit 99.1

Nyxoah Files Patent Infringement Lawsuit Against Inspire Medical Systems, Inc.

Mont-Saint-Guibert, Belgium – September 15, 2025, 10:10pm CET / 4:10pm ET – Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) and Nyxoah, Inc. (collectively, “Nyxoah” or the “Company”), a medical technology company that develops breakthrough treatment alternatives for Obstructive Sleep Apnea (OSA), today announced that it has filed a lawsuit against Inspire Medical Systems, Inc. (“Inspire”) alleging that the Inspire IV and Inspire V devices infringe the following three patents held by the Company; U.S. Patent Nos. 8,700,183, 9,415,215, and 9,415,216. The suit was filed in the United States District Court for the District of Delaware, seeking injunctive relief and damages for infringement.

“We will defend our intellectual property portfolio and the proprietary, minimally invasive Genio® system, which does not rely on traditional pacemaker hardware but is a differentiated solution offering bi-lateral stimulation, full body MRI compatibility and an upgradable technology platform that does not require re-surgery for battery replacements,” said Olivier Taelman, Chief Executive Officer. “At Nyxoah, we remain committed to putting patients first and offering physicians an alternative, trusting them to make the best decision for their patients suffering from OSA. We’re excited about the positive feedback we have received from both physicians and patients in the first month post-US commercial launch and look forward to introducing the Genio system to more physicians and OSA patients so they can choose the best solution for their needs.”

About Nyxoah

Nyxoah is a medical technology company focused on the development and commercialization of innovative solutions to treat OSA. Nyxoah’s lead solution is the Genio system, a patient-centered, leadless and battery-free hypoglossal neurostimulation therapy for OSA, the world’s most common sleep disordered breathing condition that is associated with increased mortality risk and cardiovascular comorbidities. Nyxoah is driven by the vision that OSA patients should enjoy restful nights and feel enabled to live their life to its fullest.

Following the successful completion of the BLAST OSA study, the Genio system received its European CE Mark in 2019. Nyxoah completed two successful IPOs: on Euronext Brussels in September 2020 and NASDAQ in July 2021. Following the positive outcomes of the BETTER SLEEP study, Nyxoah received CE mark approval for the expansion of its therapeutic indications to Complete Concentric Collapse (CCC) patients, currently contraindicated in competitors’ therapy. Additionally, the Company announced positive outcomes from the DREAM IDE pivotal study and U.S. FDA approval of a Premarket Approval application.

For more information, please visit http://www.nyxoah.com/.

Caution – CE marked since 2019. FDA approved in August 2025 as prescription-only device.

FORWARD-LOOKING STATEMENTS

Certain statements, beliefs and opinions in this press release are forward-looking, which reflect the Company’s or, as appropriate, the Company directors’ or managements’ current expectations regarding the Genio system; planned and ongoing clinical studies of the Genio system; the potential advantages of the Genio system; Nyxoah’s goals with respect to the development, regulatory pathway and potential use of the Genio system; the Company's commercialization strategy and entrance to the U.S. market; the Company’s intellectual property portfolio; and the Company's results of operations, financial condition, liquidity, performance, prospects, growth and strategies. By their nature, forward-looking statements involve a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These risks, uncertainties, assumptions and factors could adversely affect the outcome and financial effects of the plans and events described herein. Additionally, these risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”) on March 20, 2025, and subsequent reports that the Company files with the SEC. A multitude of factors including, but not limited to, changes in demand, competition and technology, or adverse litigation outcomes can cause actual events, performance or results to differ significantly from any anticipated development. Forward looking statements contained in this press release regarding past trends or activities are not guarantees of future performance and should not be taken as a representation that such trends or activities will continue in the future. In addition, even if actual results or developments are consistent with the forward-looking statements contained in this press release, those results or developments may not be indicative of results or developments in future periods. No representations and warranties are made as to the accuracy or fairness of such forward-looking statements. As a result, the Company expressly disclaims any obligation or undertaking to release any updates or revisions to any forward-looking statements in this press release as a result of any change in expectations or any change in events, conditions, assumptions or circumstances on which these forward-looking statements are based, except if specifically required to do so by law or regulation. Neither the Company nor its advisers or representatives nor any of its subsidiary undertakings or any such person's officers or employees guarantees that the assumptions underlying such forward-looking statements are free from errors nor does either accept any responsibility for the future accuracy of the forward-looking statements contained in this press release or the actual occurrence of the forecasted developments. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release.

Contacts:

Nyxoah

John Landry, CFO

IR@nyxoah.com